DELIVERED VIA SEDAR

April 18, 2008

To the Securities Commission or similar regulatory authority in each of the
Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re:     Harvest Energy Trust (the "Trust")

We refer to the (final) short form prospectus dated April 18, 2008 (the "Prospectus") of the Trust relating to the distribution of $250,000,000 aggregate principal amount of 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the first page of the Prospectus and under the heading "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) "Burnet, Duckworth & Palmer LLP"